SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. 1)

Evofem Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title and Class of Securities)

30048L104
(CUSIP Number)
Nancy Tomassone Invesco Ltd. 1555 Peachtree Street, N.E., Suite 1800 Atlanta, Georgia 30309 Telephone number: (404) 892-0896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. IRS # 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
	7	SOLE VOTING POWER 9,590,688(1)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,590,688(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,590,688(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.94%(1)
14	TYPE OF REPORTING PERSON HC, IA

(1) Includes 2,127,659 warrants beneficially owned by the Reporting Person that may be exercised at any time for 425,531 shares of the Issuer's common stock.

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the statement on Schedule 13D originally filed on January 18, 2018 (the "Schedule 13D," and, together with this Amendment No. 1, this "Statement"). Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Schedule 13D.
Item 1.  Security and Issuer.
This Amendment No. 1 relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Evofem Biosciences, Inc., a Delaware corporation, formerly known as Neothetics, Inc. (the "Issuer" or the "Company").  The address of the principal executive office of the Issuer is 9171 Towne Centre Drive, Suite 250, San Diego, CA 92122.
Item 3.  Source and Amount of Funds or Other Consideration.
The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
This Amendment No. 1 reflects a decrease in beneficial ownership of Common Stock owned by certain funds and accounts advised by Invesco Asset Management Limited based on 26,263,340 shares of Common Stock reported to be outstanding by the Issuer on May 24, 2018. The decrease was caused by the closing of an underwritten public offering (the "Offering") by the Issuer of 8,500,000 shares of Common Stock and pre-funded warrants to purchase one share of Common Stock (the "Pre-Funded Warrants") and 8,500 warrants to purchase one-fifth of a share of Common Stock (the "Warrants") that accompanied each share of Common Stock and Pre-Funded Warrant sold in the Offering. The Offering closed on May 24, 2018. The Reporting person or its subsidiaries purchased 2,127,659 shares of Common Stock in the Offering at a price of $4.69 per share and 2,127,659 Warrants at a price of $0.01 per Warrant. The Warrants may be exercised at any time at an exercise price of $7.50 per share of Common Stock.
The purchase of the Common Stock and the Warrants by the Reporting Person or its subsidiaries was funded by funds or accounts managed by the Reporting Person or its subsidiaries.
Item 4.  Purpose of Transaction.
The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:.
The Reporting Person or its subsidiaries acquired the Common Stock and the Warrants in the Offering for investment purposes.
The Reporting Person and its subsidiaries have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Reporting Person and its subsidiaries intend to review the investment in the Issuer on a continuing basis and may engage in communications with other shareholders of the Issuer, knowledgeable industry or market observers, members of the Issuer's board of directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.  Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.
Notwithstanding anything contained herein, the Reporting Person and its subsidiaries specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement.
Item 5.  Interest in Securities of the Issuer.
The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
The information set forth on the cover pages of this Amendment No. 1 and Item 3 are incorporated herein by reference.
The purchases identified in Item 3 were made by Invesco Asset Management Limited on behalf of funds or accounts advised by it. As of the date of this Amendment No. 1, the funds and accounts that owned Common Stock and Warrants and the amounts held, directly or indirectly, are as follows: Invesco Perpetual High Income Fund (5,121,351 shares of Common Stock and 1,601,985 Warrants) and Invesco Perpetual Income Fund (4,043,806 shares of Common Stock and 525,674 Warrants).
The Reporting Person disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that the Reporting Person is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2018
INVESCO LTD.

By: /s/ Nancy Tomassome
       Name: Nancy Tomassone
       Title: Global Assurance Officer